Filed by: First Citizens BancShares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CIT Group Inc. (Commission File No.: 001-31369)
Date: November 18, 2020

The following are extracts of certain portions of a transcript of remarks delivered by Frank Holding, Jr., Chairman and CEO of First Citizens BancShares, Inc. (“First Citizens”) and certain other officers at First Citizens during First Citizens’ Leadership Meeting, which was held on November 18, 2020 and posted by First Citizens on its intranet site available to its employees.

WELCOMING REMARKS
Frank Holding, Jr.: It’s amazing what we’ve accomplished. We’ve maintained strong earnings and met our True North targets. We completed two significant bank conversions.

Oh and by the way … we also announced an historic merger agreement that we expect will take our company to a whole new level.

As I’ve said, we believe this merger is a game changer.

A lot of you have been asking, “what does this mean for me?”

What it means is … we’ll be able to grow our customer base and provide a myriad of opportunities for our associates as part of a larger company.

But let’s be realistic. It’s going to take a lot of hard work. It’ll be challenging.

There’ll be times when we’ll need to do some more pivoting — both individually and organizationally.

The fact is, all of our jobs just got bigger.

And each of you, as leaders of this company, will play a critical role.

My main ask of you today is to keep us moving forward.

Let’s maintain our competitive edge during this transition.

No distractions. No complacency. No letting up.

Let’s all step up. Get our teams in gear. And most of all, keep the ball rolling.

We’re counting on you as we move toward closing, which we anticipate in the first half of next year, and conversion after that.

I know we’re up to the task.

Together, we’ll keep First Citizens humming …  as we bring the special way we do banking to the rest of the country. And that’s exciting.

Again, we’re not just building a larger bank. We’re building an even better bank.

You’ll see as we move through this meeting that our effort to develop a better bank is naturally woven into today’s Leadership Meeting:

It’s reflected in our financial playbook and takes into consideration the economic outlook.

It’s evident in the Competitive Path strategies we’re choosing to focus on.

It’s apparent in our approach to dot-com and business online banking enhancements.

It’s an essential point of our ongoing Diversity, Equity and Inclusion efforts.

It’s unmistakably present in the outstanding performances delivered by this year’s Corporate Support Champions.

And it’s put into action through our holiday initiatives.

INCLUSION, EQUITY AND DIVERSITY
West Ludwig: In the last five years we have seen our ethnically diverse proportion of the workforce increase from 22% to 28%. This is a significant shift and also reflects the diversity of the markets and the customers that we serve. These stats are likely to shift even more once we merge with CIT.

COMPETITIVE PATH
Frank Holding, Jr.: At First Citizens, we’re built to thrive in difficult economic times. So we chose to leverage our strength and reputation and make a bold strategic move. With a goal to make acquisitions with discipline, we recently announced our merger with CIT. Even though we’ve all seen a lot of press on this deal, Craig, please remind us why this opportunity is so transformational.

Craig Nix: I’d be glad to, Frank.

•	The merger will create a Top 20 U.S. bank with over $100 billion in total assets
•	It creates greater scale to drive growth, improve profitability and enhance our stockholder value
•
It’s a financially compelling transaction with targeted earnings per share accretion of 50% once fully phased in cost synergies are recognized, and targeted tangible book value per share accretion of 30%

•
It brings together complementary strengths with First Citizens’ low-cost retail deposit franchise and full suite of banking products and CIT’s national commercial lending franchise and strong market positions

•
It also creates a diversified deposit strategy with First Citizens’ over 550 retail banking locations in key growth MSAs, including throughout the Southeast, and CIT’s rapidly growing homeowner association business, leading direct bank and complementary Southern California retail branch network

•
The combined company expects to be well-positioned to leverage its product portfolio and technology across the franchises and make additional investments in technology to enhance the customer experience

•	It combines management teams with significant integration experience and a shared commitment to a strong culture that serves customers and communities
•	And finally, a conservative credit mark and strong capital levels are expected to facilitate additional growth and stockholder-enhancing capital management strategies

COMMERCIAL ADVANTAGE
Patrick Noble: As we continue to aspire to grow our commercial and treasury customer base, we need a platform to help us attract even larger clients, particularly in the C&I (commercial and industrial) space. We are seeing this first hand via the C&I pilot that a number of our Commercial Bankers are participating.

While we are having early success in this pilot, and with other C&I clients outside of the pilot, it is evident that the investment we are making in Commercial Advantage is critical to our success in moving upstream. Not to mention the larger more sophisticated clients we will now be servicing as a result of the recently announced partnership with CIT.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict.  Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

In connection with the proposed merger between First Citizens and CIT, First Citizens filed a registration statement on Form S-4 with the SEC on November 16, 2020 to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction.  The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens.  The registration statement has not yet become effective.  After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to the stockholders of CIT and First Citizens seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger, respectively.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com.  Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC.  Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the joint proxy statement/prospectus related to the proposed merger that was filed with the SEC on November 16, 2020.  Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC.  Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC.  These documents can be obtained free of charge from the sources described above.